Exhibit 99.1

MEDIGUS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 15, 2017

Notice is hereby given that the annual general meeting of shareholders of Medigus Ltd. (the “Company”), will be held at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel on August 15, 2017, at 5:00 PM Israel time (10:00 a.m. Eastern time), or at any adjournments thereof (the “Meeting”), for the following purposes:

1.	To re-elect Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland and Mr. Doron Birger to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof;

2.	To elect Mr. Doron Birger, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof;

3.	To approve the grant of options to the Company’s chief executive officer, Mr. Christopher (Chris) Rowland;

4.	To approve the grant of options to Company’s directors;

5.	To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 24,000,000 ordinary shares; and

6.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017, and its service until the annual general meeting of shareholders to be held in 2018.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2016.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of each of Proposals Nos. 3 and 4 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposals Nos. 3 and 4.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders and holders of American depository shares, evidenced by American depositary receipts (“ADRs”), of record at the close of business on July 10, 2017, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADR holders who will not attend the Meeting in person may vote with respect to Proposals Nos. 1 through 6 by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on August 15, 2017). ADR holders should return their proxies by the date set forth on the form of proxy.

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors recommends a “FOR”, other than Proposals Nos. 3 and 4.

Shareholders or ADR Holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Oded Yatzkan, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than Monday, August 7, 2017. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

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In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at Omer Industrial Park, Building No. 7A, Omer, Israel, Attention: Oded Yatzkan, chief financial officer, facsimile number +972-72-2602231, e-mail address: Oded.Yatzkan@medigus.com no later than Wednesday, July 12, 2017. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Wednesday, July 19, 2017, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, August 16, 2017, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Oded Yatzkan (tel: +972-72-2602200).

By Order of the Board of Directors,

Dr. Nissim Darvish
Chairman of the Board of Directors

Tel-Aviv, Israel

July 10, 2017

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MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030

Omer 8496500

Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 15, 2017

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), and to holders of American depository shares, evidenced by American depositary receipts (“ADRs”) issued by The Bank of New York Mellon (“BNY Mellon”), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Tuesday, August 15, 2017, at 5:00 PM Israel time (10:00 a.m. Eastern time) at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.	To re-elect Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland and Mr. Doron Birger to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof;

2.	To elect Mr. Doron Birger, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof;

3.	To approve the grant of options to the Company’s chief executive officer, Mr. Christopher (Chris) Rowland;

4.	To approve the grant of options to Company’s directors;

5.	To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 24,000,000 ordinary shares; and

6.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017, and its service until the annual general meeting of shareholders to be held in 2018.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2016.

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The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADR holders of record at the close of business on July 10, 2017 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on July 10, 2017, the Company had outstanding 146,084,334 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and will be sent to the ADR holders together with a return envelope for the proxy. By appointing “proxies”, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company four (4) hours prior to the Meeting (i.e., 1:00PM (Israel time) on August 15, 2017), all of the shares represented by the proxy shall be voted as indicated on the form. ADR holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”, other than Proposals No. 3 and 4. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADRs) a written notice of revocation or duly executed proxy bearing a later date.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about July 19, 2017. In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, August 16, 2017, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

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The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of each of Proposal Nos. 3 and 4 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposals No. 3 and 4.

Shareholders or ADR Holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Oded Yatzkan, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 4, 2017. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2016, please see Item 6 B. of our Annual Report for the year ended December 31, 2016, filed on Form 20-F with the Commission on March 30, 2017, and accessible through the Commission’s website at http://www.sec.gov.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our directors, including those standing for re-election at the Meeting, other than Mr. Christopher (Chris) Rowland, who serves as our chief executive officer and Dr. Nissim Darvish, satisfies the independent director requirements under the Nasdaq Rules. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is defined in the Nasdaq Rules.

Our board of directors has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

As we reported on a report of foreign private issuer on Form 6-K furnished to the Commission on June 28, 2017, in accordance with regulations promulgated under the Companies Law, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. Under these regulations, the exemptions from the Companies Law requirements will continue to be available to us so long as our shares are traded on a U.S. stock exchange, including the Nasdaq Capital Market, we do not have a “controlling shareholder” (as such term is defined under the Companies Law) and we comply with the director independence requirements, and audit committee and compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

Effective as of June 28, 2017, our external directors then in office, Ms. Efrat Venkert and Mr. Eitan Machover, are no longer classified as such under the Israeli Companies Law.  The transition rules set forth in the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation are adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation, which in the case of Ms. Efrat Venkert and Mr. Eitan Machover is until the date of our annual meeting of shareholders in 2018.

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PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

The Company’s articles of association authorize the shareholders to appoint the members of the Board. At the Meeting, shareholders will be asked to re-elect each of Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland and Mr. Doron Birger, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company.

In accordance with the forgoing, there are currently three directors serving on the Board who are standing for re-election under this Proposal No. 1. All of our directors which are standing for re-election attended 90% or more of the meetings of the Board and its committees on which they served since last year annual general meeting.

Herein below are details on the directors currently serving on the Board that stand for re-election:

Dr. Nissim Darvish (52) has been serving as the chairman of our Board since March 2013. Dr. Darvish serves as a Senior Managing Director in OrbiMed Advisors LLC. Dr. Darvish currently serves as a director of Ornim Medical Inc., RDD Pharma Ltd., Otic Pharma Ltd., Tyto Care., Keystone Heart Ltd., OrbiMed Israel Partner Ltd., OrbiMed Israel Limited Partnership, Asdanit Medical Ltd., Asdan Medical Ltd. and Ramot the Tel Aviv University’s (TAU) Technology Transfer Company. Dr. Darvish has served as a General Partner in Pitango VC, which focuses on life sciences investments. Dr. Darvish holds an MD and a D.Sc., Doctor of Medical Science in Biophysics, from The Technion Institute of Technology, Israel.

Christopher (Chris) Rowland (55) has been serving as a member of our Board since March 2013 and as Chief Executive Officer since October 2013. Between 2011 and 2013, Mr. Rowland served as President of IntraPace Inc., a company that develops medical equipment in the field of obesity. Mr. Rowland has served as President and CEO of Neo Tract Inc., a medical equipment company in the field of urology, and as President of Americas Given Imaging Inc. Mr. Rowland holds a B.Sc. in marketing from the University of Southern Illinois. Mr. Rowland completed the Executive Management Program of Columbia Business School, and the Executive Leadership Program of Harvard Business School.

Doron Birger (66) has been serving as a member of our Board since May 2015, and on September 29, 2016, was elected by the Board for service as an independent director until our next annual general meeting. Mr. Birger currently serves as chairman of the board of Insuline and as a director of MCS Medical Compression Ltd, Hadasit Bio-Holdings Ltd. and Icecure Medical Ltd, four life sciences companies publicly traded in Israel, and as chairman and director of several private companies in Israel in the hi-tech sector mainly in the medical device field. From 2002 to 2007, Mr. Birger served as the chairman of the board of directors of Given Imaging Ltd and later on as board member until February 2014. Mr. Birger served as chief executive officer of Elron Electronic Industries, Ltd., or Elron, from August 2002 to April 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of variety of none profit organizations in Israel Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University Jerusalem.

Each director nominee has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

Pursuant to Section 1A(2) to the Companies Regulations (Reliefs in Transactions with Interested Parties), we intend to pay Mr. Birger a fixed annual compensation in the amount of NIS 37,115 and a per meeting fee of (i) NIS 1,860 for each meeting attended in person, (ii) NIS 930 for each execution of a written consent in lieu of a meeting, and (iii) NIS 1,116 for each meeting attended by teleconference. We currently do not pay Mr. Rowland and Mr. Darvish any fees for their service as a directors.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland and Mr. Doron Birger, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company.”

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PROPOSAL NO. 2

ELECTION OF MR. DORON BIRGER AS CHAIRMAN OF THE BOARD OF DIRECTORS

The Company’s articles of association authorize the shareholders to appoint the chairman of the Board. At the Meeting, shareholders will be asked to elect Mr. Doron Birger to serve as the chairman of the Board until the close of the next annual general meeting of shareholders of the Company, subject to his re-election to serve as a director of the Company.

After four years of service by Dr. Darvish, our Board deems it advisable that the a change in the leadership of the Board is appropriate and that the appointment of Mr. Birger to act as chairmen of the Board, due to his experience and expertise, taking into consideration his contribution to the Company since his initial appointment as a director in May 2015 will benefit us and our shareholders. Mr. Darvish will continue to serve as a member of our Board, subject to his re-election.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the election of Mr. Doron Birger, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company.”

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PROPOSAL NO. 3

APPROVAL OF OPTION GRANT TO CHIEF EXECUTIVE OFFICER

Mr. Christopher (Chris) Rowland serves as our chief executive officer as well as a director. Our compensation committee and Board have resolved that it is in our best interest to grant Mr. Rowland options as described below in order to better align his interests with that of our shareholders, taking into consideration that Mr. Rowland has waived the compensation to which he would have been entitled as a director.

At the Meeting, shareholders will be asked to approve a grant of incentive stock options to purchase up to 1,750,000 ordinary shares of the Company to the Company’s chief executive officer, Christopher (Chris) Rowland, with the following terms:

(i) the vesting schedule of the options shall be over a four-year period with a quarter of such options vest on each anniversary of the grant, (ii) the term of the options shall be of six (6) years after the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Rowland, (iii) the exercise price shall be the higher of (x) the average closing price per share of our ordinary shares traded on TASE over the thirty (30) day calendar period preceding the date of the Meeting, and (y) the closing price per share of our ordinary shares traded on TASE on the day of the Meeting, (iv) the grants shall be in accordance and pursuant to Section 3(i) of the Income Tax Ordinance [New Version]; and (v) acceleration upon the consummation of a material transaction, resulting in change of control.

The proposed option grant to Mr. Rowland was approved by the compensation committee and the Board, and is inconsistent with our compensation policy.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to the Company’s chief executive officer, Christopher (Chris) Rowland, as detailed in the Proxy Statement, dated July 10, 2017.”

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PROPOSAL NO. 4

APPROVAL OF OPTION GRANT TO COMPANY’S DIRECTORS

Under our compensation policy, our non-executive directors may be entitled to receive equity awards of up to 75% of such director’s annual fee to which he or she is entitled to receive. Based on an analysis of the appropriate compensation of our directors, our compensation committee and Board have resolved that our current compensation policy does not provide a sufficient incentive to our directors and has resolved that it is in our best interest to grant options to purchase ordinary shares to each of Mr. Eitan Machover, Mr. Dorogn Birger, and Ms. Efrat Venkert, in excess of the cap set forth under the compensation policy in order to better align their interest with that of our shareholders.

The Companies Law provides that the compensation committee and the Board may resolve, under special circumstances, to approve a grant that is inconsistent with our compensation policy if when making such resolution, the compensation committee and the Board have taken into consideration the same considerations required to be taken when adopting our compensation policy.

At the Meeting, shareholders will be asked to approve a grant of options to purchase up to 750,000 ordinary shares of the Company to the each of Mr. Eitan Machover, Mr. Doron Birger, and Ms. Efrat Venkert with the following terms:

(i) the vesting schedule of the options shall be over a four (4) year period with a one fourth of such options vest on each anniversary of the grant, (ii) the term of the options shall be of six (6) years after the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) the exercise price shall be the higher of (x) the average closing price per share of our ordinary shares traded on TASE over the thirty (30) day calendar period preceding the date of the Meeting, and (y) the closing price per share of our ordinary shares traded on TASE on the day of the Meeting, (iv) the grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version]; and (v) acceleration upon the closing of a material transaction, resulting in change of control.

The proposed option grants were approved by our compensation committee and the Board.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to each of Mr. Eitan Machover, Mr. Dorogn Birger, and Ms. Efrat Venkert, as detailed in the Proxy Statement, dated July 10, 2017.”

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PROPOSAL NO. 5

AMENDMENT OF THE 2013 SHARE OPTION AND INCENTIVE PLAN

TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES

AUTHORIZED FOR ISSUANCE UNDER THE PLAN

As of July 10, 2017, the reserve issuable and available for future grants under the Plan was 3,588,461 ordinary shares of the Company and 1,111,539 ordinary shares of the Company were subject to outstanding awards, representing together approximately 1.68% of the Company's share capital on a fully diluted basis. For more information regarding the Company’s Plan, see the Company’s registration statement, filed on Form 20-F with the Commission on March 30, 2017. Other than the Plan, there are no equity incentive plans or arrangements pursuant to which the Company provides equity compensation to its directors, officers or employees.

At the Meeting, the shareholders will be requested to approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 24,000,000 ordinary shares of the Company. The Company’s Board determined that an increase of the issuable reserve pool under the Plan to 28,700,000 ordinary shares, representing approximately 9.43% of our share capital on a fully diluted basis, is necessary in order to create a pool of shares available to the Company in order to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or a subsidiary of the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment to the Plan to increase the aggregate number of shares authorized for issuance under the Plan by 24,000,000 ordinary shares of the Company, par value NIS 0.10 per share.”

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PROPOSAL NO. 6

RE-APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles of Association of the Company, the board of directors is authorized to determine the independent auditor’s remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditor.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017, and to serve until the annual general meeting of shareholders to be held in 2018. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kesselman & Kesselman, in each of the previous two fiscal years:

	2015	2016
	(in thousands of U.S. dollars)
Audit fees(1)	$120	$128
Tax Fees(2)		$10
Total	$120	$138

(1)	“Audit fees” include professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. Includes professional fees related to annual tax returns.

(2)	Represents fees paid for tax consulting services.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017, and its service until the annual general meeting of shareholders to be held in 2018.”

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OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Dr. Nissim Darvish Chairman of the Board of Directors of the Company Dated: July 10, 2017

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